SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Amendment No. 3

North American Palladium, Ltd.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

656912102

(CUSIP Number)

H. Steven Walton

FREDERIC DORWART, LAWYERS

Old City Hall

124 East Fourth Street

Tulsa, OK 74103-5010

(918) 583-9922

(918) 583-8251 (Facsimile)

(Name, Address and Telephone Number

of Person Authorized to Receive

Notices and Communications)

May 31, 2007

(Date of Event Which Required Filing)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check this box ☐.

CUSIP No. 656912102

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Kaiser-Francis Oil Co. I.R.S. ID. # 73-1006655
2.	Check the Appropriate Box if a Member of a Group (See instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO; WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7. Sole Voting Power 26,046,020
8. Shared Voting Power None
9. Sole Dispositive Power 26,046,020
10. Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 26,046,020
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 48.00%
14.	Type of Reporting Person (See Instructions) CO

SCHEDULE 13D

Filed by Kaiser Francis Oil Company

In Connection with Transactions in the

Shares of North American Palladium, Ltd.

Pursuant to SEC Rule 13d-2, Kaiser Francis Oil Company, a Delaware corporation (“Kaiser Francis”) is filing this Amendment No. 3 to its Report on Schedule 13D to report the closing of a recent transaction the effect of which was to change its beneficial ownership of shares of the common stock (“Common Shares”) of North American Palladium, Ltd. (“North American” or the “Company”). Items in Kaiser Francis’ Schedule 13D (as amended by its Amendment Nos. 1 and 2) that are unchanged are excluded from this Amendment.

This amendment supplements, but does not alter, the earlier disclosures made by Kaiser Francis on its Schedule 13D with respect to North American (the “Schedule 13D”) or Amendment No. thereto (“Amendment Nos. 1 and 2”). Capitalized terms used in this Amendment and not otherwise defined are used as defined in the Schedule 13D and Amendment Nos. 1 and 2.

Item 3. Source or Amount of Funds or Other Consideration.

Since the date of Amendment No. 2 to this Schedule 13D, Kaiser Francis has received approximately 506,018 shares of Common Shares as payments of interest or amortization of principal on the Convertible Notes acquired by Kaiser Francis in 2006. The terms of the Convertible Notes, including the method by which the value of Common Shares issued to Kaiser Francis has been determined, have previously been filed, or incorporated by reference, as a part of this Schedule 13D.

Since the date of Amendment No. 2 to this Schedule 13D, Kaiser Francis has sold approximately 562,200 shares of Common Shares for total consideration (net of commissions) of $ 6,398,339. Additional information regarding such sales is set forth in response to Item 5 below, which information is incorporated by this reference into this Item 3.

Item 4. Purpose of Transaction.

Kaiser-Francis incorporates by this reference its answer to Item 3 above.

Item 5. Interest in Securities of the Issuer.

Kaiser-Francis holds 48.00% of North American, consisting of 26,046,020 shares of which Kaiser-Francis has sole voting power and sole dispositive power.

Description of the sales transactions:

Date	Number of Common Shares Sold	Price per Common Share	How effected
05/18/2007	175,000	11.150	Open market
05/21/2007	25,100	11.554	Open market
05/21/2007	168,000	11.628	Open market
05/21/2007	25,000	11.600	Open market
05/22/2007	35,100	11.744	Open market
05/23/2007	500	11.630	Open market

05/23/2007	58,400	11.500	Open market
05/30/2007	1,100	10.810	Private transfer
05/31/2007	3,800	11.173	Open market
05/31/2007	25,000	11.157	Open market
06/01/2007	25,800	11.2508	Open market
06/01/2007	19,400	11.2355	Open market

Kaiser-Francis incorporates its answer to Item 3 above into this Item 5 by this reference.

Item 6. Contracts, Arrangements, Understandings or Relationships.

No changes.

Item 7. Material to be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Signed:	/s/ Ken Kinnear
Ken Kinnear, Vice President and Treasurer